                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  SCHEDULE 13G
                                (Rule 13d-102)


            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No.  )/1/


                                 Exogen, Inc.
                      ------------------------------------
                                (Name of Issuer)

                   Common Stock, $0.0001 Par Value Per Share
                   -----------------------------------------
                         (Title of Class of Securities)

                                   302092101
                                  -----------
                                 (CUSIP Number)

                                   ---------


-----------------
/1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 15 Pages

-----------------------                                  ---------------------
  CUSIP NO.  302092101              13G                    PAGE 2 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON: Marquette Venture Partners II, L.P.
 1
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 36-3820302



------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             723,783
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          723,783
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      723,783
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      7.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

      PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO.  302092101               13G                   PAGE 3 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON: MVP II Affiliates Fund, L.P.
 1
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 36-3871877



------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY              20,680
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                           20,680
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
       20,680
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      0.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

      PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO.  302092101              13G                    PAGE 4 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON:  Marquette General II, L.P.
 1
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 36-3820303

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             744,463
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          744,463
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      744,463

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      7.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

      PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO.  302092101              13G                    PAGE 5 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON:  JED Limited Partnership
 1
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 36-3760173

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             744,463
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          744,463
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      744,463
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      7.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

      PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO.  302092101               13G                   PAGE 6 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON: LDR Limited Partnership
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  36-3760176



------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             744,463
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          744,463
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      744,463
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      7.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

      PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO.  302092101               13G                   PAGE 7 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON: James E. Daverman
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####



------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      United Stated of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          12,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             744,463
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          12,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          744,463
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      756,463
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      7.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO.  302092101               13G                    PAGE 8 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON: Lloyd D. Ruth
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          605
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             744,463
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          605
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          744,463
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      745,068
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      7.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)      Name of Issuer:

               Exogen, Inc. ("Exogen")

Item 1(b)      Address of Issuer's Principal Executive Offices:

               10 Constitution Avenue
               Piscataway, NJ 08855

Item 2(a)      Name of Person Filing:

               This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(f) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) Marquette Venture Partners II, L.P. ("MVP II"), a Delaware limited partnership, by virtue of its direct beneficial ownership of 723,783 shares of common stock, par value $0.0001 per share (the "Common Stock"), of Exogen; (ii) MVP II Affiliates Fund, L.P. ("MVP II Affiliates"), a Delaware limited partnership, by virtue of its direct beneficial ownership of 20,680 shares of Common Stock; (iii) Marquette General II, L.P. ("MG II"), a Delaware limited partnership, as the sole general partner of MVP II and MVP II Affiliates; (iv) JED Limited Partnership ("JED"), a Delaware limited partnership, as general partner of MG II; (v) LDR Limited Partnership ("LDR"), a Delaware limited partnership, as a general partner of MG II; (vi) James E. Daverman ("Mr. Daverman"), an individual, as the sole general partner of JED and by virtue of his direct beneficial ownership of 12,000 shares of Common Stock; and (vii) Lloyd D. Ruth ("Mr. Ruth"), an individual, as sole general partner of LDR and by virtue of his direct beneficial ownership of 605 shares of Common Stock. MVP II, MVP II Affiliates, MG II, JED, LDR, Mr. Daverman and Mr. Ruth are hereinafter collectively referred to as the "Reporting Persons."

               The Reporting Persons have entered into a Joint Filing Agreement, dated February 13, 1997, a copy of which is filed with this
               Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(f)(1) under the Act.

Item 2(b)      Address of Principal Business Office or, if none, Residence:

               The address of the principal business office of each of the Reporting Persons is:

               Corporate 500 Centre
               520 Lake Cook Road, Suite 450
               Deerfield, Illinois 60015

                              Page 9 of 15 Pages

Item 2(c)      Citizenship:

               MVP II, MVP II Affiliates, MG II, JED and LDR are limited partnerships organized under the laws of Delaware.
               Mr. Daverman and Mr. Ruth are United States citizens.

Item 2(d)      Title of Class of Securities:

               Common Stock, $0.0001 par value per share.

Item 2(e)      CUSIP Number:

               302092101

Item 3 If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the persons filing is a:

               The persons filing are not described in any category listed under this item.

Item 4         Ownership

               MG II is the sole general partner of both MVP II and MVP II Affiliates; JED and LDR are the general partners of MG II; Mr. Daverman is the sole general partner of JED; and Mr. Ruth is the sole general partners of LDR. As a result of such relationships,
               (i) MG II, JED, LDR and both Messrs. Daverman and Ruth may be deemed to share voting and dispositive power with respect to the shares held by MVP II and MVP II Affiliates, and (ii) each of the Reporting Persons may be deemed beneficially to own the following number of shares:

                    (a) Amount Beneficially            (b) Percent of Class:
                        Owned:

               MVP II         723,783                             7.3%

               MVP II
               Affiliates      20,680                             0.2%

               MG II          744,463                             7.5%

               JED            744,463                             7.5%

               LDR            744,463                             7.5%

               Daverman       756,463                             7.6%

               Ruth           745,068                             7.5%


                              Page 10 of 15 Pages


             (c)  Number of shares as to which such person has:
                 (i) Sole power to vote or        (ii) Shared power to vote or
                     direct the vote:                      to direct the vote:

               MVP II         None                                723,783

               MVP II
               Affiliates     None                                 20,680

               MG II          None                                744,463

               JED            None                                744,463

               LDR            None                                744,463

               Daverman       12,000                              744,463

               Ruth            605                                744,463


                 (iii) Sole power to dispose or to    (iv) Shared power to
                       direct the disposition of:          dispose or to direct
                                                           the disposition of:


               MVP II         None                                723,783

               MVP II
               Affiliates     None                                 20,680

               MG II          None                                744,463

               JED            None                                744,463

               LDR            None                                744,463

               Daverman       12,000                              744,463

               Ruth            605                                744,463


             On March 6, 1996, MVP II and MVP II Associates distributed 209,401 and 5,983 shares of Common Stock, respectively, to their partners on a pro rata basis. Both Messrs. Daverman and Ruth ultimately received 605 shares each as indirect partners of MVP II and MVP II
             Associates, and each holds direct voting and dispositive power for the respective shares received.

             On October 15, 1996, Mr. Daverman purchased 11,395 shares of Common
             Stock on the open market and as such holds direct voting and dispositive power for such shares.

             Each Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock beneficially owned by each other
             Reporting Person.

                              Page 11 of 15 Pages

Item 5         Ownership of Five Percent or Less of a Class:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [_]

Item 6         Ownership of More than Five Percent on Behalf of Another Person:

               No other person has the right to receive or the power to direct the receipt of dividends from, or other proceeds from the sale, of the shares.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
               Company:

               Not applicable.

Item 8         Identification and Classification of Members of the Group:

               Not applicable.

Item 9         Notice of Dissolution of Group:

               Not applicable.

Item 10        Certification:

               Not applicable.


                              Page 12 of 15 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1997

                                       MARQUETTE VENTURE PARTNERS II, L.P.

                                       MVP II AFFILIATES FUND, L.P.

                                       MARQUETTE GENERAL II, L.P.

                                       LDR LIMITED PARTNERSHIP


                                       By:  /s/ Lloyd D. Ruth
                                          ------------------------------------
                                                Lloyd D. Ruth
                                                as authorized signatory


                                       JED LIMITED PARTNERSHIP


                                       By:  /s/ James E. Daverman
                                          ------------------------------------
                                                James E. Daverman
                                                as authorized signatory


                                       /s/ James E. Daverman
                                       ---------------------------------------
                                       JAMES E. DAVERMAN


                                       /s/ Lloyd D. Ruth
                                       ---------------------------------------
                                       LLOYD D. RUTH


                              Page 13 of 15 Pages

                                                                       Exhibit A
                                                                       ---------

                   AGREEMENT REGARDING THE JOINT FILING OF
                                 SCHEDULE 13G

                               -----------------

The undersigned hereby agree as follows:

          (i) Each of them is individually eligible to use the Schedule 13G (the "Schedule 13G") to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

          (ii) Each of them is responsible for the timely filing of such
Schedule 13G and any subsequent amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  February 13, 1997

                                       MARQUETTE VENTURE PARTNERS II, L.P.

                                       MVP II AFFILIATES FUND, L.P.

                                       MARQUETTE GENERAL II, L.P.

                                       LDR LIMITED PARTNERSHIP


                                       By:  /s/ Lloyd D. Ruth
                                          ----------------------------------
                                                Lloyd D. Ruth
                                                as authorized signatory


                                       JED LIMITED PARTNERSHIP


                                       By:  /s/ James E. Daverman
                                          ----------------------------------
                                               James E. Daverman
                                               as authorized signatory


                              Page 14 of 15 Pages

                                       /s/ James E. Daverman
                                       -------------------------------------
                                       JAMES E. DAVERMAN


                                       /s/ Lloyd D. Ruth
                                       -------------------------------------
                                       LLOYD D. RUTH


                              Page 15 of 15 Pages